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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (“MAP” or the ‘Company”), the undersigned submits this letter and the attached Exhibit A in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a telephone conversation with Jim B. Rosenberg, Gus Rodriguez and Ibolya Ignat of the Staff on November 1, 2011, relating to the 10-K and the 10-Q. References to “we,” “us” and “our” in this letter refer to the Company.

In this letter, we have included the verbal comment from the Staff, based on our understanding of that comment, in italicized, bold type and have followed the comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 10-K and 10-Q, as applicable.

Please provide a more robust analysis of each unit of accounting identified in your letter to the Staff dated August 11, 2011. For each deliverable under your collaboration with Allergan that you have identified as a separate unit of accounting, please state the factors that support or do not support a determination that the delivered item(s) have value to the customer on a standalone basis, and explain the judgment that the Company used to reach its final determination with respect to each such delivered item. Please provide examples of other recent filings by registrants that support your determinations.

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A.	Summary of Allergan Agreements

On January 28, 2011, we entered into a Collaboration Agreement (the “Collaboration Agreement”) and a Co-Promotion Agreement (the “Co-Promotion Agreement” and, together with the Collaboration Agreement, the “Allergan Agreements”) with Allergan, Inc. Pursuant to the terms of the Allergan Agreements, we have granted Allergan an exclusive license under MAP’s patents and other intellectual property to market and promote our product candidate LEVADEX® in collaboration with us to neurologists and pain specialists in the United States. LEVADEX is MAP’s investigational orally inhaled migraine drug. At the time the Allergan Agreements were executed, MAP had completed the clinical development of LEVADEX and was in the process of preparing a New Drug Application (“NDA”) to be submitted to the U.S. Food and Drug Administration (“FDA”).

Under the terms of the Allergan Agreements, Allergan and MAP will co-promote LEVADEX to neurologists and pain specialists in the United States. Specifically, Allergan will use its existing U.S. sales force dedicated to headache and pain specialists currently selling its drug BOTOX® for chronic migraine, which will be complemented by MAP’s field sales force targeting neurologists and pain specialists.

MAP received a non-refundable $60 million upfront payment from Allergan. The various deliverables relating to the upfront payment are set forth in the table in Section B below. MAP also is eligible to receive up to $97 million in additional payments upon meeting certain milestones associated with the initial indication.

B.	Summary of Deliverables Relating to the $60 Million Upfront Payment

Unit of Accounting	Deliverable	Timing of Delivery
1	LEVADEX License	Delivered January 2011
2	Allergan’s Option to include Canada in the Licensed Territory (“Canada Option”)	Option exercised July 2011, no additional delivery required at time of option exercise
3	Submit the LEVADEX NDA to the FDA and Manage the Clinical and Regulatory Approval Process (“NDA Process”)	[*]

4	Manage the Manufacturing and Process Development, and Manage the Contract Manufacturing Vendors (“Manufacturing Process”)	[*]
5	Joint Steering Committee, Product Development Committee and Joint Commercialization Committee (“Committee Participation”)	[*]

C.	Establishing Standalone Value – ASC 605-25

The Company applied the guidance within ASC 605-25, Revenue Recognition —

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Multiple-Element Arrangements in evaluating the accounting for this multiple-element arrangement. ASC 605-25 specifically provides that “revenue arrangements with multiple deliverables shall be divided into separate units of accounting if the deliverables in the arrangement meet the criteria in paragraph 605-25-25-5.” If these criteria are met, separation of the elements is required.

In addressing the criteria of ASC 605-25-25-5(a), in order to determine whether the delivered item has value to the customer on a standalone basis, the Company applied the following criteria (the “Standalone Value Framework” or “Framework”).

To establish that a deliverable has standalone value, the deliverable need meet only one of these criteria:

1.	Can any vendor sell the item separately: are there competing products or services that can be used in place of the product or service delivered by the vendor?

2.	Can the customer resell the item on a standalone basis: can the customer resell the delivered item at a price that would substantially recover the original purchase price?

3.

Does the customer have the ability to use the delivered item for its intended purpose without receiving the remaining deliverables: we believe this criterion is evaluated on a hypothetical basis (i.e., does the customer have the technical capability to perform the service or is the customer able to obtain the undelivered item from another party?) and not on the basis of the parties’ rights and responsibilities under the contract. Specifically, we believe that a contractual agreement for the Company to provide such future goods or services will not preclude the Company from concluding that the delivered item has standalone value. We believe criterion 3 is supported by the accounting guidance and interpretations issued by various accounting firms[1], Example 12 in ASC 605-25-55-86 (discussed below) and the remarks of Arie Wilgenburg, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission, at the 2009 AICPA National Conference on Current SEC and PCAOB Developments, which included the following statement:

“Even though the license is useless without the R & D services and the customer is contractually restricted from reselling the technology, the fact that other vendors provide such R & D services is an indication that the license might have standalone value.”

[1]

Ernst & Young (“Technical Line - Effects of new multiple-element revenue guidance on life sciences R&D collaborations”), KPMG (“Revenue recognition - Multiple element arrangements”) and PricewaterhouseCoopers (“New revenue recognition guidance - A more economic approach to accounting for arrangements with multiple deliverables”)

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To assess the “capability factor” in criterion 3 for a deliverable from a biotechnology company to a pharmaceutical company (specifically as it relates to a license, relative to the remaining deliverables, including management of the clinical and regulatory process or the manufacturing process), we consider the following framework:

•	Customer Experience - has the pharmaceutical company or a third party vendor, such as a contract research organization (“CRO”), previously developed successful drugs?

•

Customer Capabilities - does the pharmaceutical company have employees with the necessary skills and background and the necessary facilities to develop the product, or could it obtain expertise and resources from third party vendors?

•	Nature / Type of Product or Service - is the product or service similar to other products or services available in the market? and

•	Stage of Development - how far has the product candidate advanced in development?

We believe these “capability factor” criteria are consistent with the guidance within illustrative Example 12 in ASC 605-25-55-86. In that example, the proprietary nature of the technology, in combination with the stage of development of the drug candidate in question, were key factors in determining whether the license had standalone value.

“Example 12 in ASC 605-25-55-86, paragraph 30, states that the license deliverable does not meet the first criterion for separation because it does not have standalone value to Pharma. Because Drug B has not yet been developed, the license is of no value to Pharma and could not be sold without the accompanying research and development activities using Technology A, which is proprietary to Biotech. Likewise, Pharma could not sell the license on a standalone basis to another party (that is, because without Biotech agreeing to provide the research and development activities for that other party, the other party would not purchase the license). Therefore, the license and research and development activities should be considered a single unit of accounting in the arrangement, as explained below.”

Our interpretation of Example 12 is that the license in question lacked standalone value, not because of the contractual restrictions on the parties, but because Biotech is the only party capable of using its proprietary technology to complete the remaining deliverables.

D.	Determination of Standalone Value for Each Deliverable

With respect to the Allergan Agreements, we have evaluated standalone value for the delivered items relative to items that remain undelivered. For undelivered items, we perform a preliminary assessment of their standalone value and, as each deliverable is delivered, we reassess the standalone value based on the remaining undelivered items.

Below is a summary of the principal facts and circumstances we have considered and identified as being either supportive or not supportive of establishing standalone value.

1.	LEVADEX License:

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The license of MAP’s intellectual property was delivered as of the effective date of the agreement, in January 2011. In determining that the LEVADEX License deliverable had standalone value separate from the remaining undelivered items (Canada Option, NDA Process, Manufacturing Process and Committee Participation), we considered the following:

Factors that support standalone value for the LEVADEX License:

•

Allergan could resell (sub-license) the LEVADEX License on a standalone basis (see section 2.2 of the Collaboration Agreement). We believe that, given the potential market for LEVADEX, other pharmaceutical companies could pay an amount that would substantially recover the original purchase price paid by Allergan. In fact, other pharmaceutical companies expressed interest to MAP in licensing LEVADEX prior to the signing of the Allergan Agreements. Based on Allergan’s right to sublicense, the LEVADEX license deliverable meets criterion 2 of the Framework, which by itself supports standalone value.

•	Additionally, we believe that Allergan can use the LEVADEX license for its intended purpose based on our evaluation of:

•

Customer Experience. Large pharmaceutical companies like Allergan have experience developing and manufacturing drug candidates, and obtaining product approvals. Allergan has experience developing drug candidates and obtained six major U.S. product approvals in 2010. Specifically, Allergan has successfully developed its BOTOX product for chronic migraine, which was approved in 2010 by the same FDA division (division of neurology products) that currently is reviewing the LEVADEX NDA. In contrast, this is MAP’s first submission of an NDA. We believe that [*] the prosecution of the LEVADEX NDA. Even if the FDA requires further clinical development before it approves the LEVADEX NDA, [*] to perform, or obtain from other vendors performance of, the remaining deliverables.

•

Customer Capabilities. [*] employees have the necessary skills and background, or [*] could hire additional employees or use vendors with those skills and background, to perform the remaining deliverables without [*] services, if needed.

•

Nature/ Type of Product or Service. Other pharmaceutical companies with approved migraine therapies include GlaxoSmithKline, Merck, AstraZeneca and Pfizer. Other pharmaceutical companies, such as GlaxoSmithKline, AstraZeneca and Teva, have inhaled pharmaceutical products on the market.

•

Stage of Development. At the time the Allergan Agreements were executed, in January 2011, MAP had completed its Phase 3 clinical trial and all other development activities required for submitting an NDA to the FDA and was preparing the NDA for submission. MAP submitted the NDA to the FDA for approval in May 2011.

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Factors that do not support standalone value for the LEVADEX License:

•

The LEVADEX license does not meet criterion 1 of the Framework because the intellectual property licensed is unique to MAP and cannot be sold by another vendor. However, criteria 2 and 3 of the Framework have been met, so standalone value is achieved.

•

Under the Allergan Agreements, MAP is contractually responsible for performing the remaining deliverables. However, as discussed in criterion 3 of the Framework outlined above, we believe that a contractual agreement for the vendor to provide such future goods or services will not preclude the vendor (in this case, the Company) from concluding that the delivered item has standalone value.

The LEVADEX license has been delivered and meets criteria 2 and 3 of the Framework. Accordingly, we have concluded that the LEVADEX License has standalone value.

2.	Canada Option:

The Collaboration Agreement contains an option for Allergan to include Canada in the collaboration territory to which the license applies. In July 2011, Allergan exercised its option to include Canada in the collaboration territory. The factors supportive of standalone value for the Canada Option are virtually the same as the factors supportive of standalone value for the LEVADEX License above, and we have concluded that the Canada Option deliverable has standalone value.

3.	NDA Process:

Pursuant to the NDA Process deliverable requirement, MAP is delivering services in support of the LEVADEX NDA, such as preparing the NDA for submission and prosecuting the NDA at the FDA. At the time the Allergan Agreements were executed in January 2011, MAP had completed development of LEVADEX and was in the process of preparing the NDA. MAP submitted the NDA for filing in May 2011, and announced in August 2011 that the FDA had accepted the NDA for filing. The earliest date that the FDA could reasonably be expected to approve LEVADEX is March 26, 2012, the goal date for the NDA under the Prescription Drug User Fee Act (“PDUFA”).

In determining that the NDA Process deliverable has standalone value separate from the remaining undelivered items (Manufacturing Process and Committee Participation), we considered the following:

Factors that support standalone value for the NDA Process deliverable:

•

The services MAP is delivering in connection with the NDA Process [*]; this is MAP’s first NDA submission. Other vendors specialize in the provision of services relating to the preparation, submission and prosecution of NDAs on behalf of clients which had developed the drug candidates in question. For example, CROs such as Quintiles and regulatory consultants provide these services. [*] in the NDA Process for LEVADEX.

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•	Based on the availability of vendors selling NDA Process services, the NDA Process deliverable meets criterion 1 of the Framework.

•	Further, applying criterion 3 of the Framework, we believe that [*], could complete the NDA Process successfully:

•

Customer Experience. Allergan obtained six major U.S. product approvals in 2010. Specifically, Allergan’s BOTOX product for chronic migraine was approved in 2010 by the same FDA division (division of neurology products) that currently is reviewing the LEVADEX NDA. In contrast, this is MAP’s first NDA submission. We believe that [*] the prosecution of the LEVADEX NDA. [*].

•

Customer Capabilities. [*] employees have the necessary skills and background, or [*] could hire additional employees or use third party vendors with those skills and background, to complete the NDA Process successfully. [*] currently [*] to all information relating to the NDA submission. In fact, prior to our NDA submission, [*]. In addition, [*].

•

Nature/ Type of Product or Service. [*] has internal NDA Process capabilities, as evidenced by its experience in obtaining U.S. product approvals, and could also obtain such services from third party vendors.

•

Stage of Development. At the time the Allergan Agreements were executed in January 2011, MAP had completed its Phase 3 clinical trial and all other development activities required for submitting an NDA to the FDA and was preparing the NDA for submission. MAP submitted the NDA to the FDA for approval in May 2011.

Factors that do not support standalone value for the NDA Process:

•

Under the Allergan Agreements, MAP is contractually responsible for performing the NDA Process deliverable. In addition, MAP owns the data incorporated into the NDA and all regulatory documentation with respect to the NDA. However, as discussed in criterion 3 of the Framework outlined above, we believe that a contractual agreement for the Company to retain contractual ownership of the data will not preclude the Company from concluding that the NDA Process deliverable has standalone value.

•

While Allergan has developed migraine drugs and drugs with different modes of administration, and has inhalation experience among its employees, [*]. However, [*] have experience with inhaled drug therapies, as discussed above. As with the deliverables discussed above, we believe that [*].

We have commenced but have not yet completed delivery of this item. On a preliminary basis, we have concluded that the NDA Process deliverable meets criteria 1 and 3 of the Framework and therefore has standalone value relative to what is undelivered (Manufacturing Process and Committee Participation). We will reassess standalone value relative to the remaining undelivered items upon completion of the NDA Process deliverable.

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4.	Manufacturing Process:

The Manufacturing Process deliverable relates to our ongoing development of commercial manufacturing capabilities for LEVADEX, including the management of manufacturing and process development to full production capacity, as part of the collaboration with Allergan. In determining that the Manufacturing deliverable has standalone value separate from the remaining undelivered item (Committee Participation), we considered the following:

Factors that support standalone value for the Manufacturing Process deliverable:

•

Other vendors specialize in the provision of manufacturing services on behalf of clients which had developed the drug candidates in question. We currently outsource LEVADEX manufacturing to contract manufacturers whom we manage, including [*] and [*]. We believe that the manufacturing support activities currently performed by MAP are [*] or [*] and [*] Based on the availability of vendors providing Manufacturing Process services, the Manufacturing Process deliverable meets criterion 1 of the Framework.

•	Further, in applying criterion 3 of the Framework, we believe that [*], could perform the Manufacturing Process services successfully:

•

Customer Experience. [*] and all other major pharmaceutical companies have experience manufacturing products as complex as or more complex than LEVADEX and could [*] themselves or oversee the manufacturing process.

•	Customer Capabilities. [*] has the necessary resources, including employees and facilities, or could hire third parties, to manufacture LEVADEX or oversee a contract manufacturing process.

•	Nature/ Type of Product or Service. See Customer Capabilities above.

•

Stage of Development. Given the late-stage nature of the LEVADEX program, with a PDUFA date of March 26, 2012, MAP is currently managing a contract manufacturing process and the related parts of a supply chain.

Factors that do not support standalone value for the Manufacturing Process deliverable:

•

Under the Allergan Agreements, MAP is responsible for performing the Manufacturing Process deliverable. However, as discussed in criteria 3 of the Framework outlined above, we believe that a contractual agreement for the Company to provide such future services will not preclude the Company from concluding that the delivered item has standalone value.

•

While Allergan has manufactured drugs with different modes of administration, and has inhalation experience among its employees [*]. However, [*] and [*] have experience with inhaled drug therapies. As with the deliverables discussed above, [*].

We have commenced but have not yet completed delivery of this item. On a preliminary basis, we

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have concluded that the Manufacturing Process deliverable meets criteria 1 and 3 of the Framework and therefore has standalone value relative to what is undelivered (Committee Participation). We will reassess the standalone value relative to the remaining undelivered item upon completion of the Manufacturing Process deliverable.

5. Committee Participation:

In the collaboration, MAP and Allergan each are represented and participate in the Joint Steering Committee (“JSC”), Product Development Committee (“PDC”), Joint Commercialization Committee (“JCC”) and Medical Affairs Committee (“MAC”) (participation in such committees being “Committee Participation”). We have established the committees so that the parties can work together to advance the development and commercialization of LEVADEX.

We have commenced but have not yet completed delivery of this item. As this is the final deliverable in the arrangement, no further assessment of standalone value is required.

Conclusion:

Based on the relevant accounting guidance, the analytical factors, our analysis of those factors and judgments summarized above, we determined that all of the delivered items have standalone value under the Allergan Agreements and meet the criteria that require them to be treated as separate units of accounting under ASC 605-25-25. Examples of other recent filings by registrants that support our determinations are set forth on Exhibit A.

* * * * *

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In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory Chin

Gregory Chin of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.

Charlene Friedman, MAP Pharmaceuticals, Inc.

Michael Swartzburg, MAP Pharmaceuticals, Inc.

Greg Vlahos, PricewaterhouseCoopers

Patrick Pohlen, Latham & Watkins LLP

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Exhibit A

Examples of Recent Filers

The following collaborations disclosed in Quarterly Reports on Form 10-Q in 2011 provide examples of companies in similar circumstances to MAP and in the same industry that recognized revenue related to licenses on a standalone basis:

1.	Allos Therapeutics, Inc. (“Allos”) and Mundipharma International Corporation Limited (“Licensee”) – May 11, 2011. License agreement with a $50 million upfront payment under which Allos and Licensee will jointly fund development costs.

a.	Background of the agreement

i.	Late-stage drug candidate.

ii.	A non-refundable upfront payment.

iii.	Allos evaluated the agreement under ASC 605-25, determined that there were multiple deliverables under the agreement and allocated a portion of the upfront payment to each deliverable.

iv.	Allos determined that all of these deliverables meet the criteria to be accounted for as separate units of accounting under ASC 605-25.

v.	The amount allocated to the license deliverable was recognized upfront.

b.	Separate Units of Accounting:

i.	License.

ii.	Regulatory services.

iii.	R&D services.

2.	Vical Incorporated (“Vical”) and Astellas Pharma Inc. (“Licensee”) – July 15, 2011. License agreement with a $25 million upfront payment under which Licensee was granted exclusive, worldwide, royalty-bearing licenses to certain of Vical’s know-how and intellectual property to develop and commercialize certain products.

a.	Background of the agreement:

i.	Late-stage drug candidate.

ii.	A non-refundable upfront payment.

iii.	Vical evaluated the agreement under ASC 605-25, determined that there were multiple deliverables under the agreement and allocated a portion of the upfront payment to each deliverable.

iv.	Vical determined that all of these deliverables have standalone value and meet the criteria to be accounted for as separate units of accounting under ASC 605-25.

v.	The amount allocated to the license deliverable was recognized upfront.

b.	Separate Units of Accounting:

i.	License and related know-how.

ii.	Development and regulatory services.

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iii.	Drug product supply.

3.	AVEO Pharmaceuticals, Inc. (“AVEO”) and Astellas Pharma Inc. (“Licensee”) – February 17, 2011. License agreement with a $125 million upfront payment covering activities in North America and Europe, including the co-exclusive license to develop and commercialize AVEO’s drug candidate in North America and Europe that was delivered prior to the initiation of the collaborative activities in North America and Europe.

a.	Background of the agreement:

i.	Late-stage drug candidate.

ii.	A non-refundable upfront payment.

iii.	AVEO evaluated the agreement under ASC 605-25, determined that there were multiple deliverables under the agreement, and allocated a portion of the upfront payment to each deliverable.

iv.	AVEO determined that all of these deliverables have standalone value and meet the criteria to be accounted for as separate units of accounting under ASC 605-25.

v.	The amount allocated to the license deliverable was recognized upfront.

b.	Separate Units of Accounting:

i.	A co-exclusive license to develop and commercialize the drug candidate in North America and Europe.

ii.	A combined deliverable comprised of an exclusive royalty-bearing license to develop and commercialize drug candidate in a defined territory and AVEO’s obligation to provide access to clinical and regulatory information resulting from the activities in North America and Europe to Licensee for its development and commercialization of the drug candidate in the defined territory.

iii.	AVEO’s obligation to supply clinical material to Licensee for development of the drug candidate in the defined territory.

4.	Trius Therapeutic (“Trius”) and Bayer Pharma AG (“Bayer”) Collaboration and License Agreement – July 27, 2011. Bayer paid Trius a $25 million upfront payment. Trius granted Bayer an exclusive right to develop and commercialize Trius’ lead product tedizolid.

a.	Background of the agreement:

i.	Late-stage drug candidate.

ii.	A non-refundable upfront payment.

iii.	Trius evaluated the agreement under ASC 605-25, determined that there were multiple deliverables under the agreement, and allocated a portion of the upfront payment to each deliverable.

iv.	The agreement relates to a multiple-deliverable arrangement, and Trius determined that all of these deliverables meet the criteria to be accounted for as separate units of accounting under ASC 605-25.

v.	The amount allocated to the license deliverable was recognized upfront.

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b.	Separate Units of Accounting:

i.	License.

ii.	Global development plan services.

While no two collaborations are the same, all of the determinations summarized in the above examples are consistent with MAP’s determination that the license has standalone value and the remaining undelivered items must be treated as separate units of accounting under ASC 605-25. In other words, we believe these companies have applied a framework similar to the Standalone Value Framework outlined in this response letter.

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